SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CAS Medical Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.004 per share

(Title of Class of Securities)

124769209

(CUSIP Number)

Edwards Lifesciences Holding, Inc.

One Edwards Way

Irvine, CA 92614

(949) 250-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Edwards Lifesciences Holding, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,049,789 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,049,789 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 40,049,789 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Item 4)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 124769209

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Edwards Lifesciences Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,049,789 (See Note 1 and Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,049,789 (See Note 1 and Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 40,049,789 (See Note 1 and Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (See Note 1 and Item 4)
14	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of 100% of outstanding Issuer Common Stock is being reported hereunder solely because Edwards Lifesciences Holding, Inc., which directly owns 100% of the outstanding Issuer Common Stock, is a wholly owned subsidiary of Edwards Lifesciences Corporation.

CUSIP No. 124769209

SCHEDULE 13D

Explanatory Statement

This Amendment No. 1 to Schedule 13D (this “Amendment”) in respect of CAS Medical Systems, Inc., (the “Issuer”), relates to shares of common stock, par value $0.004 per share, of the Issuer (“Issuer Common Stock”), and amends and supplements certain information disclosed in the initial statement on Schedule 13D filed on February 21, 2019 (the “Original 13D”, and together with this Amendment, the “Schedule 13D”) by Edwards Lifesciences Holding, Inc., a Delaware corporation (“Acquiror”), and by Edwards Lifesciences Corporation, a Delaware corporation (“Edwards”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original 13D. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and supplemented to add the following at the end thereof:

Upon consummation of the Merger, and pursuant to the terms of the Merger Agreement, Acquiror paid $2.45 per share in cash (the “Merger Consideration”), without interest or dividends thereon, in exchange for each share of Issuer Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Issuer Common Stock owned by the Issuer as treasury stock or owned directly by Acquiror or any of its subsidiaries (including Merger Sub) or shares of Issuer Common Stock the holders of which properly perfected their appraisal rights under Delaware law). The aggregate amount paid by Acquiror in exchange for the shares of Issuer Common Stock was approximately $98.1 million. Acquiror financed the Merger with cash on hand.

Item 4. Purpose of the Transaction.

Item 4 of the Original 13D is hereby amended and supplemented to add the following at the end thereof:

Consummation of the Merger

On April 18, 2019, pursuant to the Merger Agreement, the Merger was consummated.

At the Effective Time, each share of Issuer Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Issuer Common Stock owned by the Issuer as treasury stock or owned directly by Acquiror or any of its subsidiaries (including Merger Sub) or shares of Issuer Common Stock the holders of which properly perfected their appraisal rights under Delaware law) was cancelled and converted into the right to receive the Merger Consideration.

CUSIP No. 124769209

Upon the Effective Time, each of the Voting Agreements terminated in accordance with its express terms.

In accordance with the Merger Agreement, at the Effective Time, (i) all members of the board of directors of the Issuer were replaced by the directors of Merger Sub and (ii) all of the officers of the Issuer were replaced by the officers of Merger Sub. The certificate of incorporation of the Issuer was amended as set forth in Exhibit B to the Merger Agreement, and the bylaws of the Issuer were amended as set forth in Exhibit C to the Merger Agreement.

Upon consummation of the Merger, the shares of Issuer Common Stock that previously traded under the ticker symbol “CASM” ceased trading on, and have been or are being delisted from, the Nasdaq Capital Market. In addition, the shares of Issuer Common Stock will be deregistered under the Securities Act of 1933.

The above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

As a result of the Merger and pursuant to the Merger Agreement, Acquiror acquired, and for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns, and, together with Edwards, has shared power to vote and dispose of, 40,049,789 shares of Issuer Common Stock, which represent 100% of the outstanding shares of Issuer Common Stock immediately prior to the Effective Time. To the knowledge of each of Acquiror and Edwards, no shares of Issuer Common Stock are beneficially owned by any of the persons identified in Schedules A or B hereto.

Except as described in this Schedule 13D, there have been no transactions in shares of Issuer Common Stock by Acquiror, Edwards, nor, to the knowledge of each of Acquiror and Edwards, by any of the persons listed on Schedules A and B hereto, during the past sixty (60) days.

As stated above, the above description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an Exhibit hereto and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended and supplemented to add the following at the end thereof:

Upon the Effective Time, each of the Voting Agreements terminated in accordance with its express terms.

CUSIP No. 124769209

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Exhibit Name

1.	Agreement and Plan of Merger, dated as of February 11, 2019, by and among CAS Medical Systems, Inc., Edwards Lifesciences Holding, Inc. and Crown Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. on February 12, 2019).

2.	Form of Voting Agreement, dated as of February 11, 2019, by and between certain stockholders of CAS Medical Systems, Inc. and Edwards Lifesciences Holding, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by CAS Medical Systems on February 12, 2019).

CUSIP No. 124769209

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2019		EDWARDS LIFESCIENCES HOLDING, INC.

	By:	/s/ Scott B. Ullem
Scott B. Ullem
Chief Financial Officer

Dated: April 18, 2019		EDWARDS LIFESCIENCES CORPORATION

	By:	/s/ Scott B. Ullem
Scott B. Ullem
CVP, Chief Financial Officer

CUSIP No. 124769209